EXHIBIT 99.5

The board of directors approves the distributable compensation for directors and employees of 2015

Date of events: 2016/03/11

Contents:

1.	Date of occurrence of the event: 2016/03/11

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: The board of directors today approves the distributable compensation for directors and employees of 2015. Directors’ compensation was NT$ 44,851,783, employees’ compensation was NT$1,927,518,562, paid in cash.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: None.